

November 22, 2019

<u>Via Email</u>

Christopher K. Davis
Senior V.P. and General Counsel
Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

> **Re:** **Hartman Short Term Income Properties XX, Inc.**
> **Schedule TO-T filed on November 18, 2019**
> **Filed by Everest REIT Investors I, LLC**
> **File No. 005-91208**

Dear Mr. Davis:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T - General</u>

1. We note that Everest REIT Properties, LLC manages the Purchaser, Everest Financial, Inc. is serving as the Depositary for the Offer, and both entities are affiliates of the Purchaser. In your response letter, with a view to possible further amended disclosure, please provide your analysis as to why you have not included Everest REIT Properties, LLC and Everest Financial, Inc. as co-offerors in the Offer. Alternatively, please revise to include these entities as filers on the Schedule TO and revise the Offer to Purchase to include all required disclosure as to them individually (to the extent not already

provided). See "Identifying the Bidder in a Tender Offer," Section II.D.2 Mergers and Acquisitions – Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our web site at www.sec.gov) for guidance.

2. Please advise in your response letter why there are two alternative versions of the "Form of Transfer Agreement," attached to the Schedule TO-T as Exhibits (a)(2) and (a)(7).

Exhibit (a)(1) – Offer to Purchase

General

3. In numerous places in the Offer to Purchase, you state that by tendering their Shares, Shareholders are agreeing to arbitrate any disputes that may arise between them and the Purchaser or the Depositary, to subject themselves to personal jurisdiction in California and that the prevailing party will be entitled to recover attorney's fees and costs. Please revise to address the following:

- Describe the risks to tendering Shareholders associated with the requirement to arbitrate, including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the tendering holder and other entities such as the bidder, and that this provision may discourage claims or limit or preclude Shareholders' ability to bring a claim in a judicial forum they find favorable;

- Describe any uncertainty about whether or not a court would enforce the arbitration provision; and

- Describe the impacts of limitations on claims arising under other applicable state or federal laws.

Summary Term Sheet, pages 2-3

4. In both the Introduction and the Summary Term Sheet (under the header titled "Determination of the Offer Price"), you state that "[t]he Corporation last estimated its value at $12.61 per Share" and note that the Corporation states that Shareholders "should not rely on the estimated value per share as being an accurate measure of the current value of our shares." In its Current Report on Form 8-K filed on September 4, 2019, the Corporation disclosed its most recent estimated net asset value per share of $12.61, but did not state that Shareholders "should not rely on the estimated value per share as being an accurate measure of the current value of our shares." That latter statement was made in previous filings by the Corporation. Please revise your disclosure accordingly.

Acceptance for Payment and Payment for Shares; Proration, page 6

5. We note the disclosure indicating that tendering Shareholders may not receive payment for their Shares until 20 business days after the Expiration Date, which includes a period

of up to 5 business days during which the Purchaser will transmit documentation to the transfer agent. We further note that such payment may be further delayed if there is an unusually high volume of tenders received and/or the Offer is oversubscribed and the Purchaser has to determine the proration factor. We acknowledge your statement that "Purchaser cannot control the transfer agent's processing time." Nevertheless, please provide us with your analysis as to how the Offer complies with the prompt payment provision of Exchange Act Rule 14e-1(c). In responding to this comment please refer to Exchange Act Release No. 43069 and the text accompanying footnotes 44 and 45. See Securities Exchange Act Release No. 43069 (July 24, 2000).

Determination of the Offer Price, pages 4-5

6.   We note that you have identified the publicly available information that the Purchaser reviewed and certain other factors that the Purchaser considered in setting the Offer price. It is unclear, however, what valuation methodologies the Purchaser used in setting the Offer price and how the various identified factors influenced the Offer price. For example, on page 5, you state that you "considered the Purchaser's description of its valuation methodology," but we do not see that valuation methodology described. Please revise the disclosure to clarify and provide additional details on the Purchaser's valuation methodologies and how the various identified factors influenced the Offer price. Your revised disclosure should explain how the Purchaser considered the Corporation's pending mergers in setting the Offer price. See Securities Exchange Act Release No. 43069 (July 24, 2000).

7.   Please refer to the following statement: "If approved by the required votes of shareholders of the constituent corporations, the Corporation estimates that the Corporation will issue 19,192,000 new Shares, diluting the current Shareholders to less than a majority of the Shares." We note that the Corporation's most recent Quarterly Report on Form 10-Q, filed on November 14, 2019, states that "*up to* approximately 19,192,000" new Shares will be issued (emphasis added). We further note, per such Quarterly Report, that the Corporation's expectation that its current Shareholders will hold less than a majority of the Corporation's Shares post-mergers is based in part on the Corporation's 18,117,000 shares outstanding as of September 30, 2019. However, elsewhere in the Quarterly Report, the Corporation states that there are 18,417,687 shares outstanding as of November 1, 2019. Please revise your disclosures to be consistent with the qualifications and assumptions in the relevant portions of the Corporation's filings.

Conditions of the Offer, pages 10-11

8.   Refer to condition (d) on page 11. Please revise to clarify what is meant by a "limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States."

9.   In the same condition, quantify the "material change" in currency rates that would allow Purchaser to terminate the Offer and disclose as of what base rate it would be measured.

10. In addition, the condition appears by its terms to apply to both United States "or other" currency exchange rates. Please clarify whether it is your intention that this condition be triggered by any currency rate fluctuation of any currency in the world during the Offer period. We may have further comments.

11. In condition (d)(iv) on page 11, clarify what you mean by "indirectly" involving the United States. We note that as currently drafted, without any qualifier related to an effect on the Corporation or Purchaser of such war or armed hostilities, this condition is very broad.

Certain Legal Matters, pages 12-13

12. In the paragraph titled "Arbitration Agreement," please define the term "JAMS."

Miscellaneous, page 12

13. We note your statement that "the Offer is not being made into jurisdictions outside the United States." Please revise to confirm that all Shareholders, wherever located, may tender into the Offer. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions